News Release 06-45	November 22

FRONTEER DISCOVERS NEW URANIUM PROSPECT IN THE WERNECKE MOUNTAINS, YUKON

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) is pleased to announce results from the Fireweed prospect (“Fireweed”), a new uranium discovery in the Wernecke Mountains, north central Yukon.

At Fireweed, assays from 88 locally derived boulders averaged 0.23% U3O8, (5.1 pounds U3O8 per tonne) with anomalous gold and copper.

These boulders were collected over an area measuring 400 metres by 200 metres on a gentlysloping plateau, and are interpreted to occur immediately above or slightly down slope from the bedrock source. In addition, two boulder samples taken 1.5 kilometres west of Fireweed returned 0.34%U3O8and 0.14 % U3O8, confirming the broader potential of this area.

“We are extremely encouraged by our initial results from Fireweed,” says Dr. Mark O’Dea, President and CEO of Fronteer. “These surface results will be combined with our geophysical data to form the basis for new drill targets in 2007.” Fireweed is one of several drill-ready areas that have emerged from Fronteer’s recent $2.0 million summer field program. Results from new target areas will be released sequentially as assay results are received and compiled.

ASSAY HIGHLIGHTS FROM FIREWEED

Sample Type	Gold (g/t)	Copper (%)	U3O8 (%)
Float		0.21	0.14
Float			0.20
Float			0.21
Float	0.37		2.64
Float			0.93
Float			1.06
Grab	0.85
Grab		1.53
Float			0.22
Float			0.32
Float			0.30
Float	0.09		0.55
Float			5.55
Float	0.13		1.42
Float			0.30
Float			0.24
Float	0.41		0.33
Float			0.86
Float			0.25
Float			0.38
Float			0.22
Float			0.26
Float	0.30		0.34
Float			0.65

Fronteer holds an 80% interest in the 400 square kilometre Wernecke Mountains Project, where attention has been focused on the discovery of “Olympic Dam-style” copper-gold-uranium deposits and shear-hosted uranium deposits. The project is a joint venture with Rimfire Minerals Corporation (RFM-TSX-V), which holds a 20% interest. Newmont Exploration of Canada Limited, and NVI Mining Ltd. (a subsidiary of Breakwater Resources Ltd.) hold a combined 2% Net Smelter Royalty.

ABOUT FRONTEER

Fronteer is a company committed to building long term value through ongoing discoveries, and strategic acquisitions. Fronteer currently has 10 drill rigs operating in Turkey on four gold projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer holds a 47.24% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$900 million. Fronteer has a strong balance sheet with approximately CDN$41 million in cash and marketable securities.

For further information on Fronteer visit www.fronteergroup.com or contact:

Dr. Mark O'Dea, President & CEO

Dr. Rick Valenta, VP Exploration & COO

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Dr. Richard Valenta, P. Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES, fire assay and XRF on U overlimits.
Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements